Exhibit 99.3

Globant S.A.

Selected Investor Presentation Slides

Forward-Looking Statements

The following slides contain forward-looking statements and information relating to Globant S.A. (the “Company”) that are based on the current beliefs of its management, expectations and projections of future events as well as assumptions made and information currently available to the Company. Such forward looking statements, as well as those included in any other material discussed at any management presentation, reflect the current views of the Company with respect to future events and are subject to risks, uncertainties and assumptions about the Company and its subsidiaries, including, among other things, its future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which the Company operates or is seeking to operate or anticipated regulatory changes in the markets in which it operates or intends to operate. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in the following slides should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: inability to maintain current resource utilization rates and productivity levels; inability to manage attrition and attract and retain highly-skilled IT professionals; failure to use accurate expectations and assumptions regarding the cost and complexity of performing client work in developing pricing structures for client contracts; inability to achieve anticipated growth; inability to effectively manage our growth, which could place significant strain on the Company’s management personnel, systems and resources; the Company’s expectation that it will be able to integrate and manage acquired companies and that the Company’s will yield expected benefits; loss of services of the Company’s senior management team or other key employees; inability to continue to innovate and remain at the forefront of emerging technologies and related market trends; as to any of the Company’s largest clients, termination, decrease in the scope of, or failure by such client to renew its business relationship or short-term contract with the Company; the levels of the Company’s concentration of revenues by vertical, geography, by client and by type of contract in the future; changes in general economic conditions in the United States, Europe or globally; uncertainty concerning the instability in the current economic, political and social environment in Argentina; increases in exposure to fluctuations in the value of the Argentine peso due to Argentina’s regulations on proceeds from the export of services; the imposition in the future of additional regulations on proceeds collected outside Argentina for services rendered to non-Argentine residents or of export duties and controls; the continuity of the tax incentives available for software companies with operations in Argentina; continuing substantial control over the Company by the Company’s principal shareholders, directors and executive officers and entities affiliated with them and its impact on ability of investors to influence significant corporate decisions, such as approval of key transactions, including a change of control; and various other factors described in the Company’s most recent Annual Report on Form 20-F and any subsequent filings with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. No one intends, or assumes any obligations, to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements as a prediction of actual results or otherwise.

Non-IRFS financial measures

The following slides include certain financial measures that are not calculated in accordance with International Financial Reporting Standards (“non-IRFS financial measures”), which have not been subject to audit. These non-IFRS financial measures are provided as additional information to enhance an overall understanding of the historical and current financial performance of our operations. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating our performance. These non-IFRS financial measures should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability is limited.

The information and opinions contained in this presentation are provided as of the date of this report and are subject to verification, completion and change without notice.

The following slides should not be considered as a recommendation by the Company or any of its advisers and/or agents that any person should subscribe for or purchase any securities of the Company.

Argentina Other Latam US & Europe India 37% 41% 11% 11% 37 offices in 30 cities throughout 12 countries 39% Q1 2018 Adj. Gross Profit Margin Percentage 6,900+ Total Employees as of March 31, 2018 27% 2014 – 2017 Revenue CAGR 15% Q1 2018 Adj. Profit from Operations Margin Percentage 88% % of 2017 Revenue from Existing Customers $444M LTM Q1 2018 Revenue 89 LTM Q1 2018 Customers Greater than $1mm in Annual Revenue $75k LTM Q1 2018 Revenue per IT Professional 348 LTM Q1 2018 Total Customers Served Key Statistics Global Delivery Model Headcount Distribution (as of March 31, 2018) Revenue by Geography (Q1’18) North America Latam and Others Europe 14% 79% 8% GLOBANT AT A GLANCE Notes: Adjusted Gross Profit Margin Percentage excludes depreciation and amortization and share-based compensation. Adjusted Profit from Operations Margin Percentage excludes share-based compensation, impairment of tax credits and acquisition-related charges.

As the temporal nature of digital transformation becomes completely foundational to future business, the proportion of "digital related" consulting engagements will increase from about half of all business and IT consulting engagements in 2013 – 2015 to approximately 70% of all engagements in 2020 or 2021, driving the total market for digital strategy and agency services well over $100 billion in opportunity worldwide by 2021. Source: IDC Worldwide and U.S. Digital Strategy and Agency Services Forecast, 2017 – 2021 Digital Services market expected to be a $ 138B market by 2021 and to grow at 21.5% per year . Worldwide Digital Strategy and Agency Services Spending by Foundation Use Case, 2015 - 2021 ($B) Large and fast growing addressable markets

Large and fast growing addressable markets Artificial Intelligence Revenue is expected to grow at a 60% CAGR through 2025. 2016 2017 $10 $20 $30 $40 $50 $60 $70 $ - $ Billions 2018 2019 2020 2021 2022 2023 2024 CAGR: 60% 2025 Source: Tractica Mobile AR to drive $108 billion VR/AR market by 2021. 100 200 300 400 500 600 700 $ - Millions 2017 2018 2019 2020 2021 2016 Installed base (M) Source: Digi - Capital

Strategies LEADERS Globant recognized as a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report in 2016 and 2017 IDC MarketScape Worldwide Digital Strategy Consulting 2016 DIGITAL LEADERSHIP Major Players Capabilities

• We contributed to NatGeo’s goal of improving the customer journey of kids. • Leveraging latest trends (UX, Visual Design), we developed websites for kids that are fun, smart and engaging. • A Globant customer for more than 6 years. • We contributed to the development of EA’s highly successful FIFA franchise. • A Globant customer for more than 10 years. • We provided Big Data solutions for BBVA. • Globant helped the bank innovate in financial information analysis. • A Globant customer for more than 6 years. INNOVATIVE SOLUTIONS BY GLOBANT Z Z • We helped the MET become a global example of a digitally - connected police force. • Over 70% of traffic collision reporting switched from phone to online. • An 18 - month program.

Multiple time zones enable us to deliver agile services to our customers and global partners. We benefit from c ultural similarities and a strong history of innovation. We have an abundant talent pool of highly educated IT professionals. GLOBAL DELIVERY MODEL Country Dec - 14 Dec - 15 Dec - 16 Dec - 17 Mar - 18 Argentina 69 57 49 39 37 Colombia 8 11 15 21 22 India - 9 8 10 11 USA 5 5 8 9 9 Mexico 4 6 7 9 9 Uruguay 11 8 8 6 6 Chile - 1 2 2 2 Peru 2 1 1 1 1 Spain - - 1 1 1 UK - - 1 1 1 Brazil 2 1 1 1 0 Along our journey, we have diversified our talent base to build a strong global presence Total headcount geodispersion (%) 37 offices in 30 cities throughout 12 countries. United States Mexico Peru Chile Argentina Uruguay Brazil Colombia India Luxembourg Spain UK

Significant Revenue Growth Average Revenue by Client ($M) Clients with Revenues >$1M Clients 2014 2015 2016 2017 Q1 2018 Top 1 9 12 10 10 11 Top 5 28 33 34 29 31 Top 10 44 47 47 42 45 Client Revenue Contribution (%) CAGR: 27.5% Top 10 Top 20 CAGR: 25.5% CAGR: 23.4% 34.9% Revenue ($M)

Industry Revenue Breakdown (Q1 2018) Time & Materials Fixed Price Others North America USD Latam and Others Europe Media & Entertainment Travel Banks & Financial Ss. Tech. & Telecomm. Professional Services Consumer, Retail & Manufacturing Others Geography Currency Contract type

Operating Levers Yearly Revenue per IT Professional ($K) Adjusted SG&A (% of revenues) Revenues in Hard Currencies with Costs in Local Currencies Revenues Q1 2018 Headcount distribution as of Q1 2018 Notes: Adjusted SG&A excludes depreciation and amortization, share - based compensation and acquisition - related charges. Latin America US & Europe India By Geography Others USD By Currency CAGR: 4.4% Dilution 480 bps 7 8% 1 1% 11% 85% 15%

IFRS Financial Measures: Three months ended March 31, Year ended December 31, 2018 2017 2017 2016 2015 (in thousands, except for percentages and per share data) Consolidated Statements of profit or loss and other comprehensive income: Revenues $119,712 $88,742 $413,439 $322,856 $253,796 Cost of revenues (74,543) (55,494) (263,171) (191,395) (160,292) Gross profit 45,169 33,248 150,268 131,461 93,504 Selling, general and administrative expenses (31,199) (24,255) (110,812) (80,961) (71,389) Net impairment (losses) gain on financial assets (11) 360 (6,290) (928) 1,615 Profit from operations $13,959 $9,353 $33,166 $49,572 $23,730 Gain on transactions with bonds - - - - 19,102 Finance income 2,353 2,085 7,956 16,215 27,555 Finance expense (3,244) (2,135) (11,036) (19,227) (20,952) Finance expense, net (891) (50) (3,080) (3,012) 6,603 Other income, net 14 1,728 8,458 3,629 605 Profit before income tax 13,082 11,031 38,544 50,189 50,040 Income tax (2,941) (2,175) (8,081) (14,327) (18,420) Net income for the period $10,141 $8,856 $30,463 $35,862 $31,620 Earnings per share Basic $0.29 $0.26 $0.87 $1.04 $0.93 Diluted $0.28 $0.25 $0.84 $1.01 $0.90

Reconciliation of IFRS to Non IFRS Financial Measures:

	Three months ended March 31,		Year ended December 31,		
	2018	2017	2017	2016	2015
		(in thousands, except for percentages)			
Reconciliation of adjusted gross profit					
Gross Profit	$45,169	$33,248	$150,268	$131,461	$93,504
Adjustment					
Depreciation and amortization expense	993	1,102	4,339	4,281	4,441
Share-based compensation expense	661	278	5,666	917	735
Adjusted gross profit	**$46,823**	**$34,628**	**$160,273**	**$136,659**	**$98,680**
Reconciliation of selling, general and administrative expenses					
Selling, general and administrative expenses	(31,199)	(24,255)	(110,812)	(80,961)	(71,389)
Adjustment					
Acquisition-related charges	558	287	1,131	556	337
Depreciation and amortization expense	3,512	2,596	11,789	6,637	4,860
Share-based compensation expense	2,208	599	8,798	2,703	1,647
Adjusted selling, general and administrative expenses	**(24,921)**	**(20,773)**	**(89,095)**	**(71,065)**	**(64,545)**
Reconciliation of Adjusted Profit from Operations					
Profit (Loss) from operations	$13,959	$9,353	$33,166	$49,572	$23,730
Adjustment					
Acquisition-related charges	750	665	7,523	1,478	337
Impairment of tax credits, net of recoveries	-	-	1,586	-	(1,820)
Share-based compensation expense	2,869	877	14,464	3,620	2,382
Adjusted Profit from Operations	**$17,578**	**$10,895**	**$56,739**	**$54,670**	**$24,629**
Reconciliation of Adjusted Net income for the period					
Net income for the period	$10,141	$8,856	$30,463	$35,862	$31,620
Adjustment					
Acquisition-related charges	882	(837)	(447)	(1,556)	337
Share-based compensation expense	2,869	877	14,464	3,620	2,382
Impairment of tax credits, net of recoveries	-	-	1,586	-	(1,820)
US settlement agreement, net	-	-	-	845	-
Adjusted net income for the period	**$13,892**	**$8,896**	**$46,066**	**$38,771**	**$32,519**
Calculation of adjusted diluted EPS					
Adjusted Net income	13,892	8,896	46,066	38,771	32,519
Diluted shares	36,549	35,583	36,094	35,413	35,013
Adjusted Diluted EPS	**0.38**	**0.25**	**1.28**	**1.09**	**0.93**

Reconciliation of IFRS to Non IFRS Financial Measures:

Reconciliation of Non-IFRS Financial Data

Overview

To supplement our financial measures prepared in accordance with IFRS, we use certain non-IFRS financial measures including (i) adjusted diluted earnings per share ("EPS"), (ii) adjusted net income, (iii) adjusted gross profit, (iv) adjusted selling, general and administrative ("SG&A") expenses, and (v) adjusted profit from operations. These measures do not have any standardized meaning under IFRS, and other companies may use similarly titled non-IFRS financial measures that are calculated differently from the way we calculate such measures. Accordingly, our non-IFRS financial measures may not be comparable to similar non-IFRS measures presented by other companies. We caution investors not to place undue reliance on such non-IFRS measures, but instead to consider them with the most directly comparable IFRS measures. Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation. They should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

The reconciliations of these non-IFRS measures to the most directly comparable financial measures calculated and presented in accordance with IFRS are shown in the tables below. We use these non-IFRS measures as key measures in the evaluation of our performance and our consolidated financial results. We believe these non-IFRS measures are useful to investors in their assessment of our operating performance and the valuation of our company. In addition, these non-IFRS measures address questions we routinely receive from analysts and investors and, in order to assure that all investors have access to similar data, we have determined that it is appropriate to make this data available to all investors.

Adjusted Diluted EPS and Adjusted Net Income

We utilize non-IFRS measures of adjusted diluted EPS and adjusted net income for strategic decision making, forecasting future results and evaluating current performance. Adjusted diluted EPS and adjusted net income are most directly comparable to the IFRS measures of EPS and net income, respectively. Our non-IFRS measures of adjusted diluted EPS and adjusted net income exclude the impact of certain items, such as acquisition-related charges, impairment of tax credits, net of recoveries, share-based compensation expense and expense related to the US settlement agreement (See "Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings" in our most recent Annual Report on Form 20-F).

Adjusted Gross Profit and Adjusted SG&A Expenses

We utilize non-IFRS measures of adjusted gross profit and adjusted SG&A expenses as supplemental measures for period-to-period comparisons. Adjusted gross profit and adjusted SG&A expenses are most directly comparable to the IFRS measures of gross profit and selling, general and administrative expenses, respectively. Our non-IFRS measures of adjusted gross profit and adjusted SG&A expenses exclude the impact of certain items, such as amortization and depreciation expense, share-based compensation expense and, only with respect to adjusted SG&A expenses, acquisition-related charges.

Adjusted Profit from Operations

We utilize the non-IFRS measure of adjusted profit from operations as a supplemental measure for period-to-period comparisons. Adjusted profit from operations is most directly comparable to the IFRS measure of profit from operations. Adjusted profit from operations excludes the impact of certain items, such as share-based compensation expense, impairment of tax credits, net of recoveries and acquisition-related charges.